Exhibit 1

WPP Announces Final Results of Private Exchange Offer

December 2, 2011

WPP plc announces the final results of its previously announced private offer to exchange a portion of the existing 5.875% senior unsecured notes due 2014 (the “Old Notes”), issued by its subsidiary WPP Finance (UK), which Old Notes are guaranteed by WPP plc and certain of WPP plc’s subsidiaries, for up to $450 million aggregate principal amount of 4.75% senior notes due 2021 issued by WPP Finance 2010 (the “New Notes”), which New Notes will be guaranteed by WPP plc and certain of its subsidiaries (the “Private Exchange Offer”).

As of midnight, New York City time, on December 1, 2011, $281,369,000 principal amount of Old Notes had been validly tendered and not validly withdrawn pursuant to the Private Exchange Offer. All such Old Notes have been accepted for exchange, and it is expected that $312,387,000 aggregate principal amount of New Notes will be issued in exchange for such Old Notes today.

The New Notes and related guarantees (the “Guarantees”) offered in the Private Exchange Offer have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws. Unless so registered, such New Notes and Guarantees may not be offered, sold, pledged or otherwise transferred within the United States or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of the Securities Act. Accordingly, the New Notes and Guarantees have been offered in the Private Exchange Offer only (i) in the United States to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and (ii) outside the United States, to persons who are not U.S. persons (as defined in Regulation S under the Securities Act) and who are non-U.S. qualified offerees, as defined in the confidential offering memorandum relating to the Private Exchange Offer.